September 17, 2012

Via Facsimile and Edgar

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3720

RE:	Kforce Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 8, 2012

File No. 000-26058

Dear Mr. Spirgel:

We are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 4, 2012 to David L. Dunkel, Chairman of the Board and Chief Executive Officer, with respect to Kforce Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), which was filed with the Commission on March 8, 2012. For your convenience, the Commission’s comment has been repeated herein in bold, with the Company’s response immediately following the Commission’s comment. All page numbers refer to the Edgar versions of the Form 10-K.

Notes to the Consolidated Financial Statements

5. Goodwill and Other Intangible Assets, page 51

1.	We note from Note 14 on page 64 that as of December 31, 2011, KForce performed a review of its operating segments and concluded that KCR and HIM met the criteria to be considered separate operating segments under ASC 280. Note 5 indicates that as of December 31, 2011, KForce performed a review of its reporting units and concluded that KCR and HIM no longer met the aggregation criteria and should be considered individual reporting units for purposes of the annual impairment test. Please note that pursuant to ASC 350-20-35-33, the provisions of Topic 280 shall be used to determine the reporting units of an entity. Each identified operating segment under ASC 280-10-50-1 constitutes a reporting unit, and only components of an operating unit can be considered for aggregation. Identified operating segments under ASC 280-10-50-1 cannot be aggregated for purposes of determining reporting units. Also, tell us whether prior to December 31, 2011, you determined that KCR and HIM were considered separate components which were aggregated into one reporting unit following the criteria in ASC 350-20-35-35.

Response

Prior to December 31, 2011, the Company determined in accordance with ASC 280 that it had a total of four operating segments, which were also our four reportable segments, as follows: Health & Life Sciences (“HLS”), Finance & Accounting (“F&A”), Technology (“Tech”) and Government Solutions (“GS”). In addition, prior to December 31, 2011, the Company determined in accordance with ASC 350-20-35-34 that the HLS operating segment contained two components: Clinical Research (“KCR”) and Health Information Management (“HIM”). However, in accordance with ASC 350-20-35-35, the KCR and HIM components were aggregated as one reporting unit after considering all appropriate factors including economic similarities using the guidance in ASC 280-10-50-11. Based upon this analysis, prior to December 31, 2011, our reporting units were HLS, F&A, Tech and GS.

We disclosed in Note 14 on page 64 of the Form 10-K, “As of December 31, 2011, Kforce performed a review of its operating segments and concluded that KCR and HIM met the criteria to be considered separate operating segments, because of the manner in which resource allocations and decisions are made by Kforce’s chief operating decision maker. Furthermore, it was determined that KCR and HIM may not be aggregated together as one reportable operating segment because, among other factors, of the two businesses exhibiting economic dissimilarities over the last several quarters. In addition, the operating environments in which these businesses operate are expected to continue to yield economically dissimilar results, specifically related to revenue and gross profit trends.” Thus, our operating segments and reportable segments as of December 31, 2011 were KCR, HIM, F&A, Tech and GS. In addition, as a result of the change in our operating segments and reportable segments as of December 31, 2011 and in accordance with ASC 350 and Topic 280, each of the aforementioned operating segments as of December 31, 2011 was considered an independent reporting unit.

We believe that the disclosures in the Form 10-K for the fiscal year ended December 31, 2011 contained appropriate disclosure around both the operating segments and reporting units of the Company. However, we understand how a reader could have come to the conclusion that the Company was previously aggregating two operating segments (KCR and HIM) as one reporting unit, which was not the case. In future filings, the Company will improve the clarity of its disclosures as changes in these areas occur. We respectfully suggest that an amendment to the Form 10-K is not necessary.

This concludes the Company’s response to the Staff’s comments. The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to call me, our Chief Financial Officer, Joseph J. Liberatore or our Chief Accounting Officer, Jeffrey B. Hackman at (813) 552-5000.

Sincerely,

/s/ JOSEPH J. LIBERATORE
Joseph J. Liberatore, Executive Vice President
Chief Financial Officer, Kforce Inc.

cc:	Kenya Wright Gumbs, Securities and Exchange Commission (via facsimile)

Carlos Pacho, Securities and Exchange Commission (via facsimile)

Gregory Dundas, Securities and Exchange Commission (via facsimile)

Kathleen Krebs, Securities and Exchange Commission (via facsimile)

Robert J. Grammig, Esq., Holland and Knight LLP